UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38313

Amber International Holding Limited

(Registrant’s name)

1 Wallich Street, #30-02 Guoco Tower, Singapore 078881

Tel: +65 60220228

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Amber International Holding Limited Strengthens Board and Executive Leadership Team

Amber International Holding Limited (the “Company” or “Amber International”) (Nasdaq: AMBR) today announced the appointment of Mr. Daniel Mamadou-Blanco to its board of directors, the appointment of Mr. Steve Zhang as Co-Chief Financial Officer, as well as the promotion of Mr. Yi Bao as Chief Operating Officer. These appointments are effective on August 10, 2026.

Mr. Daniel Mamadou-Blanco is a capital formation and M&A specialist with a blend of banking and operational experience across global markets. He is the founder and Chief Executive Officer of Welsbach Holdings, a technology metals advisory firm. He has also served as Managing Director of Energy Transition Minerals Ltd (ASX: ETM) since 2021. Additionally, he has served as President of Axiom Intelligence Acquisition Corp 1 (NASDAQ: AXINU) since 2025. He founded and was Managing Director of Talaxis Limited (Noble Group Limited’s technology metals division in Hong Kong) from 2015 until 2020. Prior to that, he held various senior positions with Deutsche Bank, Goldman Sachs and Nomura, with more than two decades across EMEA and Asia-Pacific. He holds a Bachelor’s degree in Business Management and Marketing from ESIC Business & Marketing School in Spain, and a Master of Science in International Securities, Investment and Banking from the University of Reading in the United Kingdom.

Mr. Daniel Mamadou-Blanco will also be a member of the Company’s Investment Committee.

Mr. Steve Zhang will serve as Co-Chief Financial Officer alongside the Company’s existing Chief Financial Officer, Ms. Josephine Ngai Yuk Chun. He has been currently Chief Financial Officer of Amber Global Limited since 2021 and Head of Capital Markets for Amber International since 2025. Prior to that, he held CFO roles at OSL Group (Stock Code: 863.HK), a Hong Kong-listed digital asset platform from 2018 to 2021, and iTutorGroup in 2018. Earlier, he served as General Manager of Investor Relations and Capital Markets at Kingdee International Software Group, responsible for capital markets, investor engagement, and corporate finance. His investment and research background includes roles at HSBC Global Asset Management, Macquarie Group, Energy Power Partners, Deutsche Bank, and Lehman Brothers, spanning both public and private markets. He began his career as an engineer at Applied Materials. With experience across technology, digital assets, software, and financial institutions in financial centers around the world, he brings a strong blend of strategic finance, public markets, and operational leadership. He holds a Bachelor of Science degree in Electrical Engineering and Computer Sciences from the University of California, Berkeley. He is a Chartered Financial Analyst (CFA) charterholder.

Mr. Yi Bao has served as our Chief Product Officer since September 2025 and was appointed as our director in December 2025.

“We are pleased to welcome Mr. Daniel Mamadou-Blanco to our Board. His recognized experience in capital markets and strategic transactions will further enhance our ability to advance business strategy and long-term value creation,” said Mr. Michael Wu, Chairman of the Board and Chief Executive Officer of Amber International.

“We are also delighted to congratulate Steve on the appointment of Co-Chief Financial Officer and recognizing Yi’s expanded leadership as Chief Operating Officer. Steve’s extensive financial leadership across both the digital assets and traditional capital markets, together with Yi’s proven operational and product expertise, will be invaluable as we continue to scale our business and execute on our strategic priorities. We look forward to their contributions in this expanded leadership structure.”

Mr. Daniel Mamadou-Blanco’s appointment will follow Mr. Bo Shen’s departure from the Company’s board of directors and his respective committee position, effective on August 10, 2026. Mr. Bo Shen’s departure was not due to any disagreement with the Company.

“I would like to thank Mr. Bo Shen for his insights and contributions to the Company. The board wishes him success in his future endeavors.” said Mr. Michael Wu.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this Form 6-K are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements involve inherent risks and uncertainties, including changes in applicable law or regulation and other risks detailed from time to time in the Company’s filings with the SEC, including its annual report on Form 20-F. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amber International Holding Limited

By:	/s/ Michael Wu
Name:	Michael Wu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: August 10, 2026